SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Summit Financial Services Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

86606J-10-5

(CUSIP Number)

Marshall T. Leeds 595 South Federal Highway Suite 500 Boca Raton, Florida 33432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 86606J-10-5	Page 2 of 8 Pages

(1)	Names of Reporting Persons Marshall T. Leeds
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 15,160,087
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 15,160,087
	(10)	Shared Dispositive Power -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,160,087
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 43.6%
(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 amends and supplements the Statement on Schedule 13D, dated March 22, 2002, and Amendments No. 1, No. 2, No. 3 and No. 4 thereto (collectively, the “Schedule 13D”), relating to the common stock, $.0001 par value per share, of Summit Brokerage Services, Inc., a Florida corporation (“Summit Brokerage”).

Effective March 2, 2004, Summit Brokerage reorganized into a holding company structure (the “Reorganization”), whereby Summit Financial Services Group, Inc., a Florida corporation (the “Company”), became the parent of Summit Brokerage. To effect the Reorganization, an Agreement and Plan of Merger, dated July 17, 2003, was entered into by and among Summit Brokerage, the Company and Summit Transitory Sub, Inc., a Florida corporation (“Merger Sub”). Pursuant to the Reorganization, Merger Sub merged with and into Summit Brokerage (the “Merger”), with Summit Brokerage as the surviving corporation and with Summit Brokerage becoming a wholly-owned subsidiary of the Company. As a result of the Merger, each issued and outstanding share of common stock of Summit Brokerage, par value $.0001 per share, was converted into one fully paid and non-assessable issued and outstanding share of common stock (the “Common Stock”), of the Company, par value $.0001 per share.

Item 1.	Security and Issuer.

Item 1. is hereby amended to read as follows:

The name and address of the Company is Summit Financial Services Group, Inc., 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432. This Amendment No. 5 to Schedule 13D relates to the Common Stock of the Company, $.0001 par value per share.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3. is hereby amended to read as follows:

This Amendment No. 5 is being filed, in part, to report an annual grant of stock options to the Reporting Person; the issuance of stock options and deferred stock by the Company to the Reporting Person in consideration for the cancellation of existing stock options, which were previously granted to the Reporting Person pursuant to the terms of the Reporting Person’s employment agreement with the Company; the issuance of additional stock options in connection with the Reporting Person’s execution of a new employment agreement with the Company; and the acquisition by the Reporting Person of an aggregate 80,000 shares of Common Stock in a privately negotiated transaction, as described below. The Reporting Person acquired the aggregate 80,000 shares of Common Stock in a privately negotiated transaction in consideration for the cancellation of existing indebtedness. No consideration was paid by the Reporting Person to the Company in connection with the issuance of such stock options and deferred stock in consideration for the cancellation or existing stock options, as further described in Items 4. and 5., below; and no consideration was paid by the Reporting Person in connection with the annual grant of stock options and the issuance of additional stock options in connection with the Reporting Person’s execution of a new employment agreement with the Company.

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Item 4.	Purpose of Transaction.

Item 4. is hereby amended to read as follows:

This Amendment No. 5 is being filed, in part, to report an annual grant of stock options to the Reporting Person; the issuance of stock options and deferred stock by the Company to the Reporting Person in consideration for the cancellation of existing stock options, which were previously granted to the Reporting Person pursuant to the terms of the Reporting Person’s employment agreement with the Company; the issuance of additional stock options in connection with the Reporting Person’s execution of a new employment agreement with the Company; and the acquisition by the Reporting Person of an aggregate 80,000 shares of Common Stock in a privately negotiated transaction, as described below.

The Reporting Person may consider plans or proposals which relate to or could result in the following, although the Reporting Person does not currently have any specific plans with respect to any of the following matters: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act or 1934, or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to read as follows:

(a)(b) As of July 15, 2011, the Reporting Person may be deemed to have beneficially owned an aggregate 15,160,087 shares of the Company’s Common Stock, evidencing approximately 43.6% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options and delivery of shares of deferred stock owned by the Reporting Person, as described below). Such shares beneficially owned by the Reporting Person include an aggregate 6,480,000 shares of Common Stock owned by the Reporting Person, inclusive of 80,000 shares of Common Stock acquired by the Reporting Person in a privately negotiated transaction; an aggregate 5,880,087 shares of Common Stock issuable upon exercise of a like number of stock options owned by the Reporting Person; and an aggregate 2,800,000 shares of deferred stock owned by the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to such shares.

As of July 6, 2011, the Reporting Person may be deemed to have beneficially owned an aggregate 15,080,087 shares of the Company’s Common Stock, evidencing approximately 43.4% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options and delivery of shares of deferred stock owned by the Reporting Person, as described below). Such shares beneficially owned by the Reporting Person include an aggregate 6,400,000 shares of Common Stock owned by the Reporting Person; an aggregate 5,880,087 shares of Common

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Stock issuable upon exercise of a like number of stock options owned by the Reporting Person; and an aggregate 2,800,000 shares of deferred stock owned by the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to such shares.

As of December 31, 2010, the Reporting Person may be deemed to have beneficially owned an aggregate 13,775,504 shares of the Company’s Common Stock, evidencing approximately 40.3% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options and delivery of shares of deferred stock owned by the Reporting Person, as described below). Such shares beneficially owned by the Reporting Person include an aggregate 6,400,000 shares of Common Stock owned by the Reporting Person; an aggregate 4,575,504 shares of Common Stock issuable upon exercise of a like number of stock options owned by the Reporting Person; and an aggregate 2,800,000 shares of deferred stock owned by the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to such shares.

As of January 14, 2010, the Reporting Person may be deemed to have beneficially owned an aggregate 13,690,504 shares of the Company’s Common Stock, evidencing approximately 41.5% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options and delivery of shares of deferred stock owned by the Reporting Person, as described below). Such shares beneficially owned by the Reporting Person include an aggregate 6,400,000 shares of Common Stock owned by the Reporting Person; an aggregate 4,490,504 shares of Common Stock issuable upon exercise of a like number of stock options owned by the Reporting Person; and an aggregate 2,800,000 shares of deferred stock owned by the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to such shares.

As of December 12, 2007, the Reporting Person may be deemed to have beneficially owned an aggregate 13,530,504 shares of the Company’s Common Stock, evidencing approximately 38.3% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options, as described below). Such shares beneficially owned by the Reporting Person include aggregate 6,400,000 shares of Common Stock owned by the Reporting Person; and an aggregate 7,130,504 shares of Common Stock issuable upon exercise of a like number of stock options owned by the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to such shares. Such shares exclude any shares beneficially owned by Richard Parker, as described below, and the applicable percentage assumes all of such shares owned by Mr. Parker were repurchased by the Company

As of January 1, 2007, the Reporting Person may be deemed to have beneficially owned an aggregate 16,772,099 shares of the Company’s Common Stock, evidencing approximately 47.5% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options owned by the Reporting Person, as described below). Such shares beneficially owned by the Reporting Person include an aggregate 6,400,000 shares of Common Stock owned by the Reporting Person; an aggregate 7,130,504 shares of Common Stock issuable upon exercise of a like number of stock options owned by the Reporting Person; and an aggregate 3,241,595 shares of Common Stock beneficially owned by Richard Parker, and as to which the Reporting Person has the power to vote pursuant to the terms and conditions of a voting agreement. The Reporting Person has sole voting power with respect to such shares. The Reporting Person also has sole dispositive power with respect to such shares, excluding those shares beneficially owned by Mr. Parker.

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For purposes of calculating the beneficial ownership of the Company by the Reporting Person, all derivative securities, including options and shares of deferred stock, have been included in such ownership, irrespective of their vesting schedule. In addition, no beneficial ownership is being ascribed by the Reporting Person to shares owned of record by Antares Capital Fund III Limited Partnership (“Antares”). The Reporting Person and Antares entered into a Co-Sale and Voting Rights Agreement on April 11, 2003, pursuant to which, among other things, the Reporting Person agreed to vote his shares in favor of nominees of Antares to the Company’s Board of Directors, and to permit Antares the right to participate pro rata with the Reporting Person with respect to any sale of the Company’s Common Stock by the Reporting Person.

(c) On July 15, 2011, the Reporting Person acquired aggregate 80,000 shares of Common Stock in a privately negotiated transaction in consideration for the cancellation of existing indebtedness, valued at $.76 per share, the closing price of the Company’s Common Stock on such date.

On July 6, 2011, the Company granted the Reporting Person, 1,304,583 options to purchase a like number of shares of Common Stock at an exercise price of $.75 per share, in connection with the Reporting Person entering in to a new employment agreement with the Company. Such options expire on December 31, 2019, and vest in five equal installments beginning December 31, 2012.

On December 31, 2010, the Company granted the Reporting Person, 85,000 options to purchase a like number of shares of Common Stock at an exercise price of $.80 per share. Such options expire on December 31, 2017, and vest in four equal installments beginning December 31, 2011.

On January 14, 2010, options entitling the Reporting Person to acquire up to 5,600,000 shares of Common Stock at an exercise price of $.25 per share were cancelled (the “Cancelled Options”), in consideration, in part, for the issuance of options to acquire 2,800,000 shares of the Company’s Common Stock (the “New Options”), together with 2,800,000 shares of deferred stock (“Deferred Stock”). The Cancelled Options were initially issued in connection with the Reporting Person’s employment with the Company. The New Options and the Deferred Stock were issued subject to shareholder approval of certain amendments to the Company’s 2006 Incentive Compensation Plan (the “Plan”), to among other things, increase the number of shares of Common Stock underlying the Plan. Such shareholder approval was received on October 6, 2010. The New Options were issued with an exercise price of $.50 per share (an amount in excess of the closing price of the Common Stock on the date of grant), and became immediately exercisable upon shareholder approval of the amendments to the Plan (the “Plan Amendments”). The New Options will expire, if not sooner exercised, on December 31, 2019. The Deferred Stock represents a contingent right to receive an equal number of shares of Common Stock, which will vest ratably over a period of seven years, and will be delivered to the Reporting Person upon the earlier to occur of: (i) December 31, 2019; (ii) change in control of the Company; or (iii) under certain circumstances, the termination of the Reporting Person’s employment with the Company. On December 31, 2009, the Company granted the Reporting Person, 80,000 options to purchase a like number of shares of Common Stock at an exercise price of $.52 per share. Such options expire on December 31, 2016, and vest in four equal installments beginning December 31, 2010.

On December 12, 2007, the Company entered into a Mediation Settlement Agreement with Richard Parker. In accordance with the terms of such agreement, shares of Common Stock beneficially owned by Richard Parker were re-acquired by the Company, and as a result, an aggregate 3,241,595 shares of Common Stock deemed beneficially owned by the Reporting Person as a consequence of Richard Parker’s beneficial ownership thereof, ceased being ascribed as beneficially owned by the Reporting Person.

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On January 1, 2007, the Reporting Person was granted by the Company, pursuant to the terms of his employment agreement with the Company, an aggregate 1,410,504 stock options to purchase a like number of shares of Common Stock. The options granted expire on December 31, 2016 and vest in three equal installments commencing January 1, 2008. Of such options, 705,252 options had an exercise price of $.32 per share; and 705,252 options had an exercise price of $.35 per share. On December 31, 2006, the Company granted the Reporting Person, 40,000 options to purchase a like number of shares of Common Stock at an exercise price of $.35 per share. Such options expire on December 31, 2013, and vest in four equal installments beginning December 31, 2007.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2011	/s/ Marshall T. Leeds
Marshall T. Leeds

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